AMENDED AND RESTATED
SOFTWARE LICENSE AGREEMENT

This AMENDED AND RESTATED SOFTWARE LICENSE AGREEMENT (the "Agreement") is entered into and is effective as of **July 16 , 2010** (the "Effective Date"), by and between Casio Information Systems Co., Ltd., a Japanese corporation having its principal place of business at 3-5, Nihonbashi Hongokucho 3-chome, Chuo-ku, Tokyo 103-0021, Japan ("Casio"), and Fonix Speech Inc., a Delaware corporation having its principal place of business at 387 South 520 West, Suite 110, Lindon, Utah 84042 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Soft Co., Ltd. (an affiliate of Casio) and Fonix entered into that certain Software License Agreement dated November 28, 2006, which was thereafter amended from time to time (the "Original Agreement").

WHEREAS, Casio Soft Co., Ltd., effective as of April 1, 2009, assigned all of its rights and obligations under the Original Agreement and any Amendments (Amendments #1 through 5) thereto to Casio.

WHEREAS, Casio and Fonix desire to amend and restate the Original Agreement in its entirety as set forth herein.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereby amend and restate the Original Agreement in its entirety and agree as follows:

AGREEMENT

1. DEFINITIONS

1.1 "Software Product" means text-to-speech (TTS) software and any new Updates (see paragraph 1.4 below) of such software with improvements delivered by Fonix to Casio under this Agreement, namely Fonix DECtalk 4.6.4 and FonixTalk 6.0, as heretofore licensed under the Original Agreement.

1.2 "Casio Product" means mobile devices, including but not limited to cellular phones, portable information devices, and personal digital assistants, manufactured by NEC CASIO Mobile Communications, Ltd., a Japanese corporation having its principal place of business at 1753 Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa 211-8668, Japan, formerly known as Casio Hitachi Mobile Communications Co., Ltd. ("NCMC").

1.3 "Confidential Information" means: (a) any information, including but not limited to any information relating to either party's Software Products or other software, plans, designs, costs, prices and names, finances, marketing plans, business opportunities, personnel, research, development of know-how; that is designated by the disclosing party as confidential in writing or, if disclosed orally or visually, designated as confidential at the time of disclosure and reduced to writing and designated as confidential in writing within thirty (30) days; and (b) the terms and conditions of this Agreement; provided, however that "Confidential Information" will not include information that: (1) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party; (2) is known and has been reduced to tangible form by the receiving party at the time of disclosure and is not subject to restriction; (3) is independently developed by the receiving party without use of the disclosing party's Confidential Information; (4) is lawfully obtained from a third party who has the right to make such disclosure; or (5) is released for publication by the disclosing party in writing.

1.4 "Updates" means routine updates to the Software Product, including "bug fixes", error corrections, minor enhancements, and documentation corrections and additional language versions. Updates are identified by a change in the Software Product version number to the right of the decimal.

1.5 "Upgrades" means (i) a version upgrade to the Software Product identified by a change to the digit(s) to the left of the decimal point in the Software Product version number (e.g., FonixTalk 6.0 to FonixTalk 7.0), and is a later, enhanced version of the Software Product and feature set originally licensed (if the new version includes new, optional features that are available at additional cost, then such features are generally not available in the Upgrade without corresponding additional payment); and (ii) a product upgrade, which includes any new or different product that include new features; ports or versions of the Software Product for other platforms or operating systems of the Software Product not expressly licensed to Casio.

2. GRANT OF RIGHTS TO CASIO

2.1 During the term of this Agreement, Fonix hereby grants Casio, with the right to sub-license to NCMC, a non-exclusive worldwide license (a) to copy and have copied the Software Product for the sole purpose of incorporating the Software Product into Casio Products, and (b) to distribute and sell copies of the Software Product solely as embedded into the Casio Products to end-users through NCMC.

2.2 Each copy of the Software Product shall be distributed with a statement in the owner's manual or other documentation that contains industry-standard disclaimers of warranties and liabilities protecting Fonix, as a supplier of software used within Casio's Product. An example of acceptable language would be: "**NEC Casio Mobile Communications and its licensors make no other warranties, express or implied, and disclaim any implied warranties of merchantability or fitness for a particular purpose. Speech software may not be error-free. Casio's and its licensors shall not be liable for any lost profits, interruptions of business, or any incidental, consequential or punitive damages, and their total liability for any claim or damage arising out of the use of this Product shall not exceed the license fee you paid.**"

2.3 Fonix shall retain all right, title and interest, including without limitation all patents, copyrights, trade secrets and other intellectual property rights, in and to the Software Product and all copies thereof, including derivative works, subject to the license set forth in this Agreement. Fonix specifically reserves all rights not expressly granted in this Agreement. However, Casio shall retain all right, title and interest in and to the Dictionary Data about pronunciation in the Software Product that Fonix developed based on Casio's requirements under the development agreements previously entered into between the parties with respect to the Software Products ("Development Agreement.") "Dictionary data", as used herein, means only the dictionary file and does not include engine code or underlying software code.)

2.4 Casio shall not modify, localize, translate or create derivative works of any portion of the Software Product or its documentation. Casio agrees not to reverse engineer, disassemble, decompile or otherwise attempt to derive source code, trade secrets, programming methods or Confidential Information from the Software Product, except to the extent permitted by law notwithstanding this limitation.

2.5 Casio shall use reasonable efforts to prevent its employees, distributors and customers from making unauthorized copies of the Software Product or improperly using the Software Product. If Casio discovers any such problems, it will promptly notify Fonix and take commercially reasonable actions to resolve the problem as soon as reasonably possible.

2.6 For the avoidance of doubt, Fonix does not grant to Casio any right to use Fonix's trademarks under this Agreement. If either party so requests, Fonix and Casio may separately enter into a trademark license agreement under which Fonix may grant to Casio a worldwide, nonexclusive, royalty-free license to use Fonix's name, logo, FonixTalk trademark and other related trademark in advertising, promoting, selling, licensing, and distributing the Software Product to distributors and customers.

3. SUPPORT AND UPDATES

3.1 During the warranty period defined in Section 6.1, Fonix agrees to provide continuing direct support to Casio, upon Casio's reasonable request, to enable Casio to operate and maintain the Software

Product, via e-mail and telephone (and personal visits if mutually agreed by the parties).

3.2 Fonix will provide Casio with Updates as Fonix may develop and release during the term of this Agreement. Fonix shall provide a master copy of such Updates to Casio and Casio may, in its discretion, integrate such Updates in units of the Casio Products subsequently distributed and provide them to end users who have maintenance agreements. Upgrades to the Software Product will be offered to Casio at Fonix's standard prices for such Upgrades.

4. PAYMENTS

4.1 In consideration of the rights granted to Casio pursuant to Section 2 hereof, Casio shall make the following payments to Fonix, namely:

A per copy royalty of US $0.12 on the units of Casio Product with copies of the Software Product (including Updated versions, but not Upgrades) embedded therein (whether in single or in sets of each language support version) sold by NCMC. This amount includes any withholding tax. If Casio is legally required to withhold the income taxes from any payments due to Fonix hereunder, the parties hereto will cooperate to claim exemption from such withholding tax according to the convention for the avoidance of double taxation between USA and Japan. Fonix understands that Fonix must provide the certification of residency issued by the competent authority if it desires to be exempted from such tax. If Fonix cannot provide the said certification in a timely manner, it shall choose to either: (i) allow Casio to pay Fonix an amount after deduction of such tax; or (ii) allow Casio to delay payments to Fonix without incurring any liability to Fonix until the tax exemption procedure is fully completed.

This pricing will continue through the life of the Casio Product(s) that Casio produces which embed the Software Product or Update thereof (but not Upgrade) together with the original BREW v.3.1.2 and 4.0 operating system ("OS") and the Qualcomm MSM6550 and MSM 7500 (ARM 9) chip environment ("Chip") for NCMC models produced and distributed. Any change to the above stated OS and/or Chip versions requires a new Software License Agreement from Fonix. As indicated in Sections 1.5 and 3.2, Upgrades constitute a new license and will require a new pricing structure from Fonix.

4.2 All payments which may become due to Fonix under this Agreement shall be paid by Casio in US dollars and received by Fonix. Payment shall be via bank wire transfer (Fonix invoice shall include bank wire instructions, and total amount due).

5. KEEPING AND INSPECTION OF ACCOUNTS

5.1 Casio shall, during the term of this Agreement, keep accurate accounts and records necessary for the determination of the royalties payable to Fonix.

5.2 A report including the number of Casio Products with copies of the Software Product embedded therein sold by NCMC during each quarterly period ending on 31 March, 30 June, 30 September and 31 December ("Report") shall be delivered to Fonix by Casio within ten (10) days of the end of each quarterly period. Each Report shall include the following information:
>   (a) The number and type of Casio Products with copies of the Software Product embedded therein sold by NCMC, broken down by Fonix product and version number; and
>   (b) A detailed account of all amounts due to Fonix.

Within three (3) days of receipt by Fonix of Casio's Report, Fonix will prepare an invoice containing the amounts due to Fonix and will send a copy of such invoice (which shall include Fonix' bank wire information) in pdf format to Casio (with the original invoice to be sent to Casio via regular mail). Within sixty (60) days of the last day of each calendar quarterly period commencing on April 1, July 1, October 1, and January 1 ("Payment Period"), Casio shall pay the amount due for such Payment Period based on such invoice. Any amounts not paid when due shall accrue interest at the rate of 1.0 % per month or the highest rate allowed by law, whichever is less.

5.3 Upon request in writing by Fonix, Casio shall permit an independent auditor nominated by Fonix to examine Casio's books and records of account for the sole purpose of verifying the amounts received by Fonix under this Agreement, provided that: all costs in relation thereto shall be for the account of Fonix, except that, if there has been an underpayment of more than 5% of the royalties payable to Fonix, such audit shall be at the expense of Casio, and Casio shall promptly pay to Fonix any underpayment determined by the audit.

6. WARRANTIES AND INDEMNIFICATION

6.1 Fonix warrants that: (i) the Software Product will conform to the requirements set forth in the Development Agreement, in all material respects, for a period of one (1) year after acceptance of that Software Product by Casio under the Development Agreement; (ii) in connection with Fonix's performance under this Agreement, Fonix will not intentionally infringe or misappropriate any patent, copyright, trade secret, or any other proprietary right of any third party; and (iii) Fonix has full power to enter into this Agreement, and to carry out its obligations under this Agreement.

6.2 Fonix will, at its expense, defend any claim or action brought against Casio, and Casio's subsidiaries, affiliates, directors, officers, employees, agents and independent contractors, to the extent it is based on a claim that any Software Product infringes or violates any patent, copyright, trademark, trade secret or other proprietary right of a third party, and Fonix will pay any liabilities, damages, costs and expenses (including reasonable attorneys' fees) finally awarded in such claim or action or paid in settlement thereof; provided that: (i) Casio gives Fonix reasonably prompt notice in writing of any such claim or action; (ii) Casio grants Fonix sole control over the defense of the claim or action and provides Fonix information, assistance and authority, at Fonix's expense, to enable Fonix to defend such claim or action; and (iii) Fonix will not be responsible for any settlement made by Casio without Fonix's written permission. Casio may, at its option and expense, choose to be represented by separate counsel in any such action. Fonix may not settle any claim or action on Casio's behalf without Casio's written permission and in the event Casio and Fonix agree to settle a claim or action, both Fonix and Casio agree not to disclose the settlement nor to permit the party claiming infringement to disclose the settlement without first obtaining the other party's written permission. Fonix shall have no liability for infringement based on modification of the Software Product by any party other than Fonix, or the combination or use of the Software Product with any other software, equipment, product or process not furnished by Fonix (except in case such combination or use is inevitable), if use of the Software Product alone and in its unmodified form would not have been an infringement. If the Software Product is finally held or believed by Fonix to infringe, Fonix shall use reasonable efforts to obtain a license under the rights that have been infringed, to modify the Software Product so it is non-infringing or to provide to Casio a substitute Software Product that is non-infringing; provided that if such options are not commercially reasonable, Fonix may terminate the license for the infringing Software Product upon written notice to Casio. THIS SECTION STATES FONIX'S ENTIRE OBLIGATION WITH RESPECT TO ANY CLAIM FOR INFRINGEMENT OR MISAPPROPRIATION OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

6.3 If Casio finds any errors in the Software Products within the warranty period set forth in 6.1(i) and notifies Fonix thereof, Fonix shall use commercially reasonable best efforts to promptly correct or repair such errors at its own responsibility and cost. However, if the parties decide that the errors have only a minimal or trivial effect on a user and does not prevent or hinder use of any important features of the Software Products, Fonix shall use commercially reasonable efforts to correct or repair such errors within a reasonable period.

6.4 THE FONIX WARRANTIES SET FORTH IN THIS SECTION 6 ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS OF THE SOFTWARE PRODUCTS FOR ANY PARTICULAR PURPOSE OR INTENDED USE.

7. CONFIDENTIALITY

Each party will protect the other's Confidential Information from unauthorized dissemination and use with the same degree of care that each such party uses to protect its own like information, but at least a reasonable degree of care. Neither party will use the other's Confidential Information for purposes other than those necessary to perform its obligations or exercise its rights under this Agreement. Neither party will disclose to third parties the other's Confidential Information.

8. SOURCE CODE RELEASE

In the event that (i) Fonix is subject to bankruptcy, reorganization or insolvency proceedings for any reason, ceases to actively conduct its business, or liquidates, dissolves, terminates or suspends its business without a successor, (ii) Fonix terminates all customer support and maintenance for the Software Product licensed hereunder for any reason, or (iii) Fonix is unable to correct or repair errors of the Software Product under Section 6.2, Fonix shall immediately deliver to Casio a copy of the source code for the most recent version of the Software Product licensed to Casio (the "Source Code"). Fonix hereby grants to Casio, effective upon the date of such delivery, a license to use, modify, enhance, and copy the Source Code as necessary for the exercise of Casio's rights under this Agreement. In no other way shall such license impair Fonix's ownership of the Software Product or the rights of Fonix's creditors, assigns or successors in interest. The Source Code itself is not authorized to be sublicensed and shall not be provided to or disclosed to third parties, other than employees or contractors of Casio with a need to know such information who have signed a non-disclosure agreement sufficient to protect the Source Code.

9. TERM

This Agreement will commence on the Effective Date and shall be for a period of three (3) years. Casio shall have the option to renew this Agreement for additional one (1) year terms unless terminated by Casio at the end of the initial or any renewal term by three (3) months' prior written notice.

10. TERMINATION

10.1 Either party will have the right to terminate this Agreement immediately upon written notice at any time if:

(i)The other party is in material breach of any warranty, term, condition or covenant of this Agreement other than those contained in Section 7 and fails to cure that breach within thirty (30) days after written notice of that breach and of the first party's intention to terminate;

(ii)The other party is in material breach of any warranty, term, condition or covenant of Section 7;

(iii)The other party is liquidated or terminates its business without such business and this Agreement being assigned to a permitted assignee under Section 14.4; or

(iv) (1)A voluntary petition in bankruptcy for liquidation is filed by the other party; or (2) an involuntary petition in bankruptcy for liquidation is filed against the other party and the other party fails to obtain dismissal of such involuntary petition within a reasonable time; or

10.2 Upon termination of this Agreement, each party will be released from all obligations and liabilities to the other occurring or arising after the date of such termination, except that the provisions of Sections 1, 6, 7, 8 (if Source Code was released to Casio prior to termination), 10.2, 11, 12, and 14 will survive termination of this Agreement. Termination will not relieve Fonix or Casio from any liability arising from any breach of this Agreement. Neither party will be liable to the other for damages of any sort solely as a result of terminating this Agreement in accordance with its terms. Termination of this Agreement will be without prejudice to any other right or remedy of either party.

11. RIGHT TO DEVELOP INDEPENDENTLY

Nothing in this Agreement will impair Casio's right to acquire, license, develop, manufacture or distribute for itself, or have others develop, manufacture or distribute for it, similar technology performing the same or similar functions as the technology contemplated by this Agreement, or to market and distribute such similar technology in addition to, or in lieu of, the Software Products; provided that Casio does not use or misuse Fonix's intellectual property or Confidential Information in connection therewith.

12. DISCLAIMER OF CONSEQUENTIAL DAMAGES; LIMITATION OF DAMAGES

EXCEPT FOR INDEMNIFICATION AS PROVIDED IN SECTION 6, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL EITHER PARTY'S AGGREGATE LIABILITY TO THE OTHER PARTY EXCEED THE TOTAL AMOUNTS PAID OR PAYABLE TO FONIX UNDER THIS AGREEMENT, EXCEPT FOR INDEMNIFICATION UNDER SECTION 6 OR BREACH OF CONFIDENTIALITY UNDER SECTION 7, OR FOR A BREACH OF THE LIMITATIONS OF THE LICENSES GRANTED IN THIS AGREEMENT.

13. RETENTION OF RIGHTS

Fonix and Casio hereby expressly agree that this Agreement is subject to 11 U.S.C. Section 365(n) of the United States Bankruptcy Code and if Fonix becomes subject to any bankruptcy, reorganization or insolvency proceedings, whether voluntary or involuntary, Casio will elect to continue to retain its rights hereunder in accordance with Section 365(n) unless Casio affirmatively and expressly elects to terminate this Agreement in accordance with Section 365(n).

14. GENERAL

14.1 Neither party will be liable for any failure or delay in its performance under this Agreement due to causes, including, but not limited to, an act of God, act of civil or military authority, fire, epidemic, flood, earthquake, riot, war, sabotage, labor shortage or dispute, and governmental action, which are beyond its reasonable control; provided that the delayed party: (i) gives the other party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof; and (ii) uses its reasonable efforts to correct such failure or delay in its performance. The delayed party's time for performance or cure under this Section 14.1 will be extended for a period equal to the duration of the cause or sixty (60) days, whichever is less.

14.2 Fonix is an independent contractor. Neither Fonix nor Fonix's employees, consultants, contractors or agents are agents, employees or joint ventures of Casio, nor do they have any authority to bind Casio by contract or otherwise to any obligation. They will not represent to the contrary, either expressly, implicitly, by appearance or otherwise.

14.3 It will be Fonix's obligation to respect as income all compensation received by Fonix pursuant to this Agreement and pay all taxes due on such compensation. Fonix will indemnify Casio against and hold it harmless from any obligation imposed on Casio to pay any withholding taxes, social security, unemployment insurance, workers' compensation insurance, disability insurance or similar items, including interest and penalties thereon, in connection with any payments made to Fonix by Casio pursuant to this Agreement; provided that the parties cooperate to minimize, to the extent permissible, any such taxes and other governmental obligations.

14.4 The rights and liabilities of the parties hereto will bind and inure to the benefit of their respective successors, executors and administrators, as the case may be; provided that neither party may assign or delegate its obligations or rights under this Agreement either in whole or in part, without the prior written consent of the other party, which shall not be unreasonably withheld. Any attempted assignment in violation of the provisions of this Section 14.4 will be void.

14.5 This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to its rules of conflict of laws requiring the application of the laws of another jurisdiction.

14.6 Fonix and Casio hereby irrevocably agree and consent to be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County with respect to any dispute arising out of or relating to this Agreement, or the breach termination or validity thereof.

14.7 If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of parties, and the remainder of this Agreement will continue in full force and effect.

14.8 All notices required or permitted under this Agreement will be in writing, will reference this Agreement and will be deemed given when: (i) delivered personally; (ii) when sent by confirmed telex or facsimile; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a commercial overnight carrier specifying next day delivery, with written verification of receipt. All communications will be sent to the addresses set forth below to or such other address as may be designated by a party by giving written notice to the other party pursuant to this Section 14.8:

Casio: Fonix:

3-5, Nihonbashi Hongokucho 3-chome   387 South 520 West
Chuo-ku,   Suite 110
Tokyo 103-0021 Japan   Lindon, Utah 84042 U.S.A.
Attention: Yutaka Kida   Attention: John Shepherd

14.9 No Waiver. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

14.10 No Rights in Third Parties. This Agreement is made for the benefit of Fonix and Casio and their respective subsidiaries and affiliates, if any, and not for the benefit of any third parties.

14.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but which collectively will constitute one and the same instrument.

14.12 Headings and References. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

14.13 Publicity. Casio shall include the name and trademark of Fonix in the user manual of each Casio Product. Fonix may refer to Casio in its publicity, in which case Fonix shall obtain Casio's prior approval (not to be unreasonably withheld or delayed) for such reference.

14.14 Complete Agreement. This Agreement, including all Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes, and replaces all prior or contemporaneous understandings or agreements, written or oral, regarding such subject matter. No amendment to or modification of this Agreement will be binding unless in writing and signed by a duly authorized representative of both parties. To the extent any terms and conditions of this Agreement conflict with the terms and conditions of any invoice, purchase order or purchase order acknowledgement placed hereunder, the terms and conditions of this Agreement will govern and control.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives:

14.5   This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to its rules of conflict of laws requiring the application of the laws of another jurisdiction.

14.6   Fonix and Casio hereby irrevocably agree and consent to be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County with respect to any dispute arising out of or relating to this Agreement, or the breach termination or validity thereof.

14.7   If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of parties, and the remainder of this Agreement will continue in full force and effect.

14.8   All notices required or permitted under this Agreement will be in writing, will reference this Agreement and will be deemed given when: (i) delivered personally; (ii) when sent by confirmed telex or facsimile; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a commercial overnight carrier specifying next day delivery, with written verification of receipt. All communications will be sent to the addresses set forth below to or such other address as may be designated by a party by giving written notice to the other party pursuant to this Section 14.8:

Casio: Fonix:

3-5, Nihonbashi Hongokucho 3-chome   387 South 520 West
Chuo-ku,   Suite 110
Tokyo 103-0021 Japan   Lindon, Utah 84042   U.S.A.
Attention: Yutaka Kida   Attention: John Shepherd

14.9   No Waiver. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

14.10   No Rights in Third Parties. This Agreement is made for the benefit of Fonix and Casio and their respective subsidiaries and affiliates, if any, and not for the benefit of any third parties.

14.11   Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but which collectively will constitute one and the same instrument.

14.12   Headings and References. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

14.13   Publicity. Casio shall include the name and trademark of Fonix in the user manual of each Casio Product. Fonix may refer to Casio in its publicity, in which case Fonix shall obtain Casio's prior approval (not to be unreasonably withheld or delayed) for such reference.

14.14   Complete Agreement. This Agreement, including all Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes, and replaces all prior or contemporaneous understandings or agreements, written or oral, regarding such subject matter. No amendment to or modification of this Agreement will be binding unless in writing and signed by a duly authorized representative of both parties. To the extent any terms and conditions of this Agreement conflict with the terms and conditions of any invoice, purchase order or purchase order acknowledgement placed hereunder, the terms and conditions of this Agreement will govern and control.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives:

Casio Information Systems Co., Ltd.:

Name: Kenichi Maeda
Title: President
Date: 8/6/10

Signature: Kenichi Maeda

Fonix Speech Inc.:

Name: Roger D. Dudley
Title: CEO
Date: 7/30/10

Signature: [signature]